Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United St[illegible] a[illegible]	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	L[illegible] me) E[illegible] S[illegible] lations	Phone:	(48 76) 747 81 30
Company:	K[illegible] S.A.	Fax:	(48 76)747 81 39
E-mail:			
Date:	19 October 2006	No of sheets:	12

Current report 55/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 18 October 2006 the Company received the ruling of the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration dated 8 September 2006 on the registration of the following changes in the Statutes of the Company, approved by Resolution Nr 27/2006 of the Ordinary General Shareholders Meeting on 14 June 2006, comprising changes in the wording of § 17 sec. 2, § 18 sec. 2, § 19 sec. 2, § 20 sec. 2 point 13a) and also the inclusion of points 13g) and 15) in § 20 sec. 2.
The court did not recognise the change in § 14 sec. 1 of the Statutes.

Following is the unified text of the Statutes of KGHM Polska Miedź S.A.

The Statutes of KGHM Polska Miedź Spółka Akcyjna (joint stock company) with its registered head office in Lubin

I. GENERAL PROVISIONS

§1

1. The name of the Company shall be KGHM Polska Miedź Spółka Akcyjna.
2. The Company may use the abbreviation KGHM Polska Miedź S.A.

§2

The registered head office of the Company is the town of Lubin.

§3

1. The State Treasury is the founder of the Company.
2. The Company was formed as the result of the transformation of the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi on the basis of art. 5 of the law dated 13 July 1990 on the privatization of State-owned enterprises (Dz.U., No. 51, item 298, with later amendments).

§4

1. The Company shall operate on the basis of the Commercial Companies and Partnerships Code and the law dated 30 August 1996 on the commercialization and privatisation of State-owned enterprises (Dz.U. nr. 118, item 561, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations.
2. In the absence of any provisions by the Statutes, the laws cited in section 1 apply.

§5

1. The Company shall operate in the Republic of Poland and abroad.
2. The Company may establish branches, plants, representative offices and other organizational entities, and also accede to and create new economic entities, both in Poland and abroad.

II. SUBJECT OF THE COMPANY'S ACTIVITY

§6

1. The following are the subject of the Company's activities:
   1) the mining of copper ore (13.20.A),
   2) the mining of non-ferrous metals ores (13.20.C),
   3) the excavation of gravel and sand (14.21.Z),
   4) the production of salt (14.40 Z),
   5) the production of copper (27.44.A),
   6) the production of copper products in the form of semi-products (27.44.B),
   7) the production of precious metals (27.41.Z),
   8) the production of lead, zinc and tin (27.43.Z),
   9) the production of other non-ferrous metals (27.45.Z),
   10) the casting of light metals (27.53.Z),
   11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54.B),
   12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40.Z),
   13) the management of metallic wastes and scraps (37.10.Z),
   14) the management of industrial wastes (37.20.Z),
   15) wholesale sales based on direct or contractual payments (51.1),
   16) the warehousing, storage and preservation of goods in marine ports (63.12.A),
   17) the warehousing, storage and preservation of goods in river ports (63.12.B),
   18) the warehousing, storage and preservation of goods in other storage facilities (63.12.C),
   19) other financial intermediation (65.2.),
   20) activities connected with the management of holding entities (74.15 Z),
   21) geological-exploratory activities (74.20.B),
   22) general construction activities with respect to mining and production facilities (45.21.E),
   23) technical research and analysis (74.30.Z),
   24) the transport of refuse and wastes (90.00.A),
   25) the purification of wastes, including in underground storage facilities (90.00.B),
   26) professional rescue activities (75.25.Z),
   27) the generation of electrical energy (40.10.A),
   28) the distribution of electrical energy (40.10.C),

29) the generation of gas (40.20 A),
30) the distribution of gaseous fuels through a supply network (40.20.B),
31) the generation of steam and hot water (40.30.A),
32) the distribution of steam and hot water (40.30.B),
33) scheduled air transport (62 10.Z),
34) non-scheduled air transport (62.20.Z),
35) reproduction of computer media (22.33.Z),
36) fixed-line telephony and telegraphy (64.20.A),
37) data transmission (64.20.C),
38) other telecommunications services (64.20.G),
39) the rental of office machinery and equipment (71.33.Z),
40) hardware consultancy (72.10.Z),
41) software consultancy (72.20.Z),
42) data processing (72.30.Z),
43) data base activities (72.40.Z),
44) maintenance and repair of office, accounting and computing machinery (72.50.Z),
45) other computer-related activities (72.60.Z),
46) adult and other education, not elsewhere classified (80.42.Z).

2. The figures in brackets in section 1 refer to the Polish Classification of Services (Polska Klasyfikacja Działalności - PKD).

III. SHAREHOLDERS' FUNDS

§7

The founding fund and the enterprise fund of the enterprise referred to in §3 section 2 jointly formed the Company's shareholders' funds.

§8

1. The share capital amounts to PLN 2 000 000 000 (two billion PLN).
2. The share capital of the Company is divided into 200 000 000 (two hundred million) shares, series A with a nominal value of PLN 10 (ten) each, starting from No. A 000000001 to A 200000000.

§9

All Company shares are bearer shares.

§10

The transformation of bearer shares into registered shares is not allowed.

IV. BODIES OF THE COMPANY

§11

The following are the bodies of the Company:
1. The Management Board of the Company;
2. The Supervisory Board; and
3. The General Meeting.

A. MANAGEMENT BOARD OF THE COMPANY

§12

1. The Management Board of the Company shall be composed of 1 to 7 persons, appointed to a mutual term of office. The term of office of the Management Board shall be three consecutive years.
2. The number of members of the Management Board shall be determined by the Supervisory Board.

Exemption number: 82 4639

3. The Supervisory Board appoints and recalls the President of the Management Board, and at his request shall appoint and recall the remaining members of the Management Board, including those persons serving in the capacity of First Vice President and Vice Presidents of the Management Board, with due regard being given to section 5 and sections 7 to 12, concerning the appointment or recall of an employee-elected member of the Management Board.
4. The President of the Management Board must be a person with Polish citizenship resident in the Republic of Poland.
5. The members of the Management Board, including any such chosen by the employees, may be recalled by the Supervisory Board prior to the expiration of their term, which in no way shall interfere with their rights arising from their employment contract or other legal relationship relating to their functioning as a member of the Management Board. The recall of an employee-elected Member of the Management Board may occur following fulfillment of the conditions specified in sections 11-15. In the place of an employee-elected Member of the Management Board, a new Member of the Management Board shall be elected without unnecessary delay. An employee-elected Member of the Management Board, recalled prior to the expiration of their term, may not run for re-election.
6. The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the report of the activity of the Management Board and the financial statement of the Company for the most recent financial year in which they served as a member of the Management Board.
7. Elections for an employee-elected Member of the Management Board shall be ordered by a resolution of the Supervisory Board. Simultaneously, the Supervisory Board shall appoint an Electoral Committee among whose responsibilities is the carrying out of elections.
8. The employees of the Company shall announce their candidates for a Member of the Management Board to the Electoral Committee. Said candidacy should be announced and supported by 15% (fifteen percent) of all employees.
9. Elections for an employee-elected Member of the Management Board shall be carried out in general elections, through the direct participation of employees, in secret ballot.
10. Procedures for the carrying out of elections shall be defined by regulations established by the Supervisory Board.
11. Based upon a petition signed by at least 20% (twenty percent) of the employees of the Company, voting may be conducted for the recalling of an employee-elected member of the Management Board.
12. Voting for the recalling of an employee-elected member of the Management Board shall be ordered by the Supervisory Board.
13. Such voting as mentioned in section 12 shall be conducted in accordance with appropriate provisions of the Statutes and the regulation for elections of a member of the Management Board by the employees.
14. The result of elections of an employee-elected member of the Management Board, or the result of voting for their recalling, shall be binding upon the Supervisory Board, as long as in the said voting for either their appointment or recalling at least 50% of the Company's employees have participated.
15. The election and recall of a member of the Management Board chosen by the employees shall require an absolute majority of votes cast.

§13

1. The Management Board of the Company shall manage the Company and represent it in external affairs.
2. The work of the Management Board shall be organized by its President.
3. Any matters involving management of the Company not reserved by law or these Statutes for the General Meeting or the Supervisory Board shall be the responsibility of the Management Board.
4. The presence of at least two-thirds of the Management Board at a meeting shall be required in order for resolutions to be valid. Resolutions of the Management Board shall be adopted by an ordinary majority of votes of those present. In justified circumstances, voting shall be permitted through written means, or through the use of long-distance means of direct communication. In the case of a tie, the President of the Management Board has the deciding vote.
5. The Bylaws of the Management Board shall determine the activities of the Management Board in detail. The Bylaws are adopted by the Management Board and approved by the Supervisory Board.
6. Sections 4 and 5 do not apply to a Management Board consisting of one member.
7. The consent of all the members of the Management Board is required to establish procuration, while procuration may be annulled by any member of the Management Board.

§14

1. Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations of will and sign on behalf of the Company.
2. If the Management Board consists of one member, such member shall be authorised to submit declarations of will and sign on behalf of the Company.

§15

1. On behalf of the Company, the Supervisory Board, which may be represented by a Supervisory Board member pursuant to an authorization granted by the Supervisory Board, shall conclude employment contracts and other agreements with members of the Management Board of the Company.
2. In disputes between the Company and the members of the Management Board, the Company shall be represented by the Supervisory Board which may be represented by a Supervisory Board member acting pursuant to an authorization granted by the Supervisory Board or by plenipotentiaries appointed by a resolution of the General Meeting.

B. SUPERVISORY BOARD

§16

1. The Supervisory Board shall be composed of 7 to 10 persons. The term of office of the Supervisory Board shall last three years. In the case of elections to the Supervisory Board by group voting, the number of members of the Supervisory Board within the aforesaid limit will be set by the General Meeting.
2. The General Meeting shall appoint and recall members of the Supervisory Board for a mutual term of office.
3. The recalling, resignation or death of an employee-elected member of the Supervisory Board shall result in a supplementary election. Such election shall be ordered by the Supervisory Board within 3 weeks.
4. The particular procedure in which employee-elected members of the Supervisory Board are to be elected or recalled, shall be determined in an electoral bylaw adopted by the Supervisory Board.

Exemption number: 82 4639

5. At least two members of the Supervisory Board should be independent members, meeting the following criteria:
   1) does not work for the Company, its divisions, or with a related entity of the Company, either as an employee or in any other legal relationship,
   2) is not a member of the Supervisory Board or Management Board of an entity related to the Company,
   3) is not a partner or shareholder controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity,
   4) is not a member of the Supervisory Board or Management Board or an employee of an entity controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity.
   5) is not a direct family member related by blood in an ascending or descending line, a spouse, brother or sister, a parent of a spouse or an adoptee of any of the persons mentioned above in points 1-4.
6. An independent member of the Supervisory Board should meet the criteria for independence defined in sec. 5, throughout his entire tenure. Should the Supervisory Board or Management Board of the Company be informed that an independent member of the Supervisory Board of the Company has ceased during his tenure to meet the criteria for independence, and should this cause the Company to fail to meet the criteria of having at least two independent members, action should be taken to ensure that the said member of the Supervisory Board submit his/her early resignation or that said member is recalled.
7. Prior to being appointed to the Supervisory Board of the Company, a candidate for the position of independent member of the Supervisory Board is required to submit a declaration in writing that he/she meets the criteria for independence defined in sec. 5.
8. A related entity as mentioned in sec. 5 is hereby defined as a parent entity of the Company, a subsidiary of the Company or as a subsidiary of the entity which is a parent to the Company. Determination as to whether an entity is a parent to or subsidiary of the Company is made based on the appropriate clauses of the Corporate Partnerships and Companies Code or on the Accounting Act."

§17

1. The Supervisory Board shall select from among its members a Chairman of the Supervisory Board, his deputy and, if necessary, a Secretary.
2. The Chairman of the Supervisory Board shall convene meetings of the Supervisory Board and chair them. In case of the expiry of the mandate of the Chairman of the Supervisory Board, the said Chairman shall convene and open the following meeting and shall chair the meeting until a new Chairman is elected. If this is not possible, the above-mentioned responsibilities of the Chairman shall be fulfilled by the Deputy Chairman of the Supervisory Board until the election of a Chairman at the next meeting. Should it also not possible for meetings of the Supervisory Board to be convened and opened by the Deputy Chairman of the Supervisory Board, the Management Board shall extend invitations to all of the members of the Supervisory Board for a meeting of the Supervisory Board to be held under an altered composition, indicating the time and place of the meeting and the proposed agenda.

3. The Supervisory Board may recall the Chairman, his Deputy and the Secretary at any time.

§18

1. The Supervisory Board should meet when the situation warrants, but in any case no less than once a quarter.
2. The Chairman of the Supervisory Board or his deputy shall also be obliged to convene a meeting of the Supervisory Board on the written request of either the Management Board or of a member of the Supervisory Board.
   Meetings should take place within two weeks of the request containing the proposed agenda being received by the Chairman.

§19

1. All members of the Supervisory Board must be invited to participate in the meetings of the Supervisory Board in order for its resolutions to be valid.
2. The Supervisory Board shall adopt resolutions by an absolute majority of votes in the presence of at least one-half of the members of the Supervisory Board.
3. Members of the Supervisory Board may participate in the passage of resolutions by providing their vote in writing through another member of the Supervisory Board. However, voting on issues added to the agenda of a Supervisory Board meeting may not be done in writing.
4. The Supervisory Board may also pass resolutions in written form or through the use of long-distance means of direct communication. A resolution passed in this manner shall be valid if all members of the Supervisory Board were informed of the wording of the proposed resolution.
5. The passage of a resolution in the manner prescribed in sections 3 and 4 does not apply to the election of the chairman of the Supervisory Board and his deputy, the appointment, recall and suspension of members of the Management Board from their duties and the lifting of such suspension.
6. The Supervisory Board shall adopt bylaws specifying the manner in which it is to act, and which should be available to the public.

§20

1. The Supervisory Board shall be responsible for constant supervision of the activity of the Company.
2. In addition to matters provided for by these Statutes, the following in particular shall be the responsibility of the Supervisory Board:
   1) reviewing the unconsolidated and consolidated financial statements and the report of the Management Board on the activity of the Company and the Capital Group for the given financial year,
   2) reviewing the proposals of the Management Board with respect to the distribution of profits or coverage of losses,
   3) submitting to the General Meeting an annual written report on the results of the examinations of the documents referred to in points 1 and 2,
   4) submitting to the General Meeting annual requests for granting approval of the Management Board with respect to its activity,
   5) examining and controlling the activity and financial condition of the Company, and submitting to the Ordinary General Meeting an annual, concise evaluation of the Company situation,
   6) choosing an auditor to audit the statements referred to in point 1,
   7) suspending from their duties for important reasons some or all of the members of the Management Board,

8) temporarily delegating a member or members of the Supervisory Board to carry out the duties of members of the Management Board who are unable to carry out their duties,
9) establishing the compensation of members of the Management Board, as well as the conditions of other agreements or contracts concluded with them,
10) approving the bylaws of the Management Board of the Company,
11) approving the Company's annual and long-term plans of activity,
12) stating its opinion on any request of the Management Board addressed to the General Meeting,
13) at the request of the Management Board, expressing its consent to
    a) the purchase and sale of real estate, of perpetual usufruct or of a stake in real estate (this does not require a resolution of the General Meeting),
    b) the granting of guarantees and loans to commercial entities in which the Company owns less than 1/3 of the voting rights at the General Meeting of such entities,
    c) establishing and acceding to commercial partnerships and companies,
    d) disposing of shares in subsidiaries of the Company,
    e) establishing branches, companies, representative offices and other organizational or economic entities abroad,
    f) obtaining or acquiring shares of another Company,
    g) the establishment and liquidation of foundations,
14) appointing and recalling members of the Management Board, with due regard being given to § 12 of the Statutes of the Company,
15) expressing an opinion on investments by the Company in tangible assets, which meet one of the following conditions:
    a) investments having a value of more than 10% of the budget for expenditures on investments in tangible assets of the Company for a given financial year,
    b) investments of more than 5% of the budget for expenditures on investments in tangible assets of the Company for a given financial year, if the investment does not meet the criteria for planned effectiveness in comparison to the accepted rate of return on equity in the Company.

§21

1. The members of the Supervisory Board shall exercise their rights and perform their duties personally.
2. The remuneration of the members of the Supervisory Board shall be determined by the General Meeting. Remuneration is paid on condition the member is present at the Supervisory Board meeting. Remuneration is payable if the Supervisory Board excuses the absence of the member.
3. The remuneration of Supervisory Board members temporarily assigned to carry out the duties of a member of the Management Board shall be determined by a resolution of the Supervisory Board.

C. GENERAL MEETING

§22

1. A General Meeting shall be ordinary or extraordinary.
2. An Ordinary General Meeting shall be convened by the Management Board of the Company within 6 months of the end of each financial year.
3. Extraordinary General Meetings shall be convened by the Management Board of the Company on its own initiative or at the request of the Supervisory Board, or at the request of shareholders representing at least 1/10 of the share capital.

4. An Extraordinary General Meeting, at the request of either the Supervisory Board or a shareholder, shall be announced within two weeks of the date the request is submitted, and within a timeframe indicated in the request, with due regard to art. 402 §1 of the Commercial Partnerships and Companies Code, or, should there be significant difficulty with the timeframe requested, at the earliest possible date, enabling the General Meeting to discuss those matters which have been submitted for consideration.
5. The Supervisory Board shall convene a General Meeting:
1) if the Management Board of the Company does not convene an Ordinary General Meeting by the legally-binding deadline, or
2) if, despite the request referred to in section 3, the Management Board of the Company does not convene a General Meeting by the deadline referred to in section 4.
6. The cancellation of a General Meeting whose agenda contains certain items which were included based on justified requests, or which was convened based on such a request, may only be carried out with the agreement of the requesting parties. In other cases, a General Meeting may be cancelled if its holding meets with significant difficulties due to force majeure or is clearly unjustified.
7. The cancellation of a General Meeting should be carried out in the same manner as it is convened, insuring meanwhile the least negative effects for the Company and its shareholders, and no less than three weeks prior to the initially-scheduled date.
8. A change in the date of a General Meeting should be carried out in the same manner as it is convened, even if the proposed agenda remains unchanged.

§23

1. The General Meeting may adopt resolutions only on items included on the agenda, subject to any exceptions provided for by law.
2. The items on the agenda shall be determined by the Management Board of the Company, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/10 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. If such request is made after the announcement that a General Meeting is being convened, it shall be treated as a request for the convening of another Extraordinary General Meeting.
5. Removal of an item from the agenda or failure to consider an issue placed on the agenda at the request of the shareholders requires the passage of a resolution of the General Shareholders Meeting, following the earlier-expressed approval of all shareholders present who had put forward the said resolution, and supported by at least 75% of the votes cast at the General Shareholders Meeting.

§24

General Meetings of Shareholders shall take place either at the Company's registered head office, in Warsaw or in Wrocław.

§25

1. Subject to any exceptions provided for by law, the General Meeting may adopt resolutions if at least 1/3 of the share capital is represented.
2. Unless these Statutes or the law provide otherwise, each share shall entitle its holder to one vote at the General Meeting.

3. Proposed resolutions of the General Meeting, pursuant to the agenda, and together with significant materials related to the resolutions, with due regard to art. 395 § 4 of the Commercial Partnerships and Companies Code, should be provided to shareholders at their request, together with the related justifications and the opinion of the Supervisory Board, in sufficient time for them to be able to review and evaluate these materials prior to the General Meeting.

§26

1. Resolutions of the General Meeting shall be adopted by an ordinary majority of votes cast unless legal provisions or these Statutes provide otherwise.
2. In circumstances foreseen in art. 397 of the Commercial Partnerships and Companies Code, a resolution to dissolve the Company shall require a 3/4 majority of votes cast.

§27

1. Voting shall be open. Secret ballots shall be ordered for elections and on motions for the recall, suspension of duties, or lifting of such suspension, of members of the bodies of the Company or liquidators of the Company, or for calling them to account, as well as in personal matters. In addition, secret ballots shall be ruled at the request of at least one person of those present authorised to vote.
2. Resolutions on changing the scope of the Company's activity shall be adopted by open roll call voting.

§28

1. The General Meeting shall be opened by the Chairman of the Supervisory Board or his deputy, after which a chairman shall be elected from among persons authorised to vote.
2. The General Meeting shall adopt a bylaw setting forth in detail the procedure in which meetings are to be conducted.
3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.
4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters.

§29

1. The following are the responsibilities of the General Meeting:
   1) examining and approving the report of the Management Board on the Company's activity and the financial statements, including the consolidated financial report of the Capital Group of the Company, for the prior financial year,
   2) adopting resolutions on distribution of profits or coverage of losses,
   3) acknowledging fulfillment of duties performed by members of the bodies of the Company,
   4) changing the subject of the Company's activity,
   5) amending the Company Statutes,
   6) increasing or decreasing the share capital,
   7) the manner and conditions for retiring shares,
   8) merging, splitting and transforming the Company,
   9) dissolving and liquidating the Company,
   10) issuing convertible bonds or senior bonds,

11) consenting to the disposal and lease of an enterprise or of an organised part thereof, as well as the attachment of limited property rights to same,
12) all decisions relating to claims for redress of damage suffered during the establishment of the Company, or from management or supervisory activities,
13) purchase of the Company's own shares, which are to be offered to employees or persons who were employed by the Company or by related companies for a period of at least three years,
14) establishing principles for the compensation of members of the Supervisory Board.

2. Apart from the matters referred to in section 1, resolutions of the General Meeting are required for matters specified in the Commercial Partnerships and Companies Code.
3. With the exception of the responsibilities referred to in section 1, point 3 and point 14, the General Meeting shall carry out the responsibilities referred to in point 1 at the request of the Management Board submitted together with the report or written opinion of the Supervisory Board. The opinion of the Management Board and Supervisory Board should be obtained regarding any request from shareholders in these matters. The absence of the opinion of the Management Board and Supervisory Board shall not prevent a matter from being examined.

§30

Provided appropriate legal provisions are complied with, the subject of the Company's activity may be changed without the obligation to retire shares in compliance with art. 417 §4 of the Commercial Partnerships and Companies Code.

V. BOOKS AND ACCOUNTS OF THE COMPANY

§31

The organisation of the Company's business shall be determined in an organizational bylaw adopted by the Management Board.

§32

1. The Company shall keep its accounts in accordance with legal provisions in force.
2. The financial year shall be the calendar year.

§33

1. The Company shall create the following capital and funds:
   1) share capital,
   2) reserve capital,
   3) revaluation reserve capital,
   4) other reserve capital,
   5) company social benefits fund,
   6) mine closure fund, and
   7) other special funds.
2. The Company may create and dissolve other special funds at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting.
3. The Company may use part of the reserve capital in an amount exceeding the value of 1/3 of the share capita to cover shares in the increased share capital or for another purpose specified in a resolution of the General Meeting.

§34

1. Within three months of the end of the financial year the Management Board shall prepare and submit to the Supervisory Board a report on the activity of the Company and the financial statements for the previous financial year.
2. The Supervisory Board is obligated to submit to the Ordinary General Meeting an annual, concise evaluation of the Company situation, which should be included in the Annual Report of the Company and made available to shareholders in sufficient time to enable them to review and evaluate these materials prior to the General Meeting.

§35

1. The General Meeting shall determine how the net profit is to be designated by a resolution.
2. The General Meeting shall make deductions from the profit to the reserve capital in an amount which is at least that required by law until the reserve capital amounts to at least one-third of the share capital.
3. The General Meeting may designate part of the profit for:
   1) other capital and funds or other purposes specified in a resolution of the General Meeting, and
   2) a shareholders' dividend.
4. The rights date for dividends and the date for payment of dividends shall be set by the General Meeting and announced by the Management Board of the Company. Payment of dividends should commence within two months of the date the resolution on distribution of profits is adopted.

VI. FINAL PROVISIONS

§36

The Company shall place its announcements in the bulletin Monitor Sądowy i Gospodarczy or in the bulletin Monitor Polski B, in accordance with regulations currently in force.

Legal basis: § 39 sec. 1 point 2 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)



DYREKTOR GENERALNY ds. Nadzoru Właścicielskiego i Relacji Inwestorskich

Leszek Mierzwa

WICEPREZES ZARZĄDU



Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 81 39*
E-mail:			
Date:	20 October 2006	*No of sheets:*	2

Current report 56/2006

The Management Board of KGHM Polska Miedź S.A. announces that 19 October 2006 Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) acquired from the company Sovereign Capital S.A. with its registered head office in Warsaw – based on an agreement entered into on 19 October 2006 for the acquisition of assets – 90% of the shares of the company Vivid.pl SA with its registered head office in Warsaw.
The share capital of Vivid.pl SA amounts to PLN 5 300.0 thousand and is divided into 530 000 shares, fully and properly paid, having a face value of PLN 10 each. The acquisition price for 90% of the shares having a total nominal value of PLN 4 770.0 thousand amounts to PLN 1 662.8 thousand. Additionaly, within this assets purchase agreement, liabilities of Vivid.pl SA due to loans for the amount PLN 487.2 thousand were transferred to Telefonia DIALOG S.A. The total amount of the transactions for the acquisition of assets amounted to PLN 2 150.0 thousand.
The carrying value of these assets in the accounts of Telefonia DIALOG S.A. amounts to PLN 3 434.5 thousand.The carrying value of these assets covers costs related to the purchase of the company which as of today are estimated at PLN 1 284.5 thousand in total.
The acquisition of these assets was financed using the internal funds of Telefonia DIALOG S.A.
The assets acquired are of a long-term, equity investment nature.

There are no relations between the management and supervisory personnel of KGHM Polska Miedź S.A. and the seller of the shares.
The criteria used for describing the assets as significant is that the financial assets acquired by Telefonia DIALOG S.A exceed 20% of the share capital of Vivid.pl SA

This transaction is the result of signed on 27 September 2006 a preliminary agreement between Telefonia DIALOG S.A. and Sovereign Capital S.A., in which Telefonia DIALOG S.A. committed to the following:
- The signing of a promisory agreement to acquire from Sovereign Capital S.A. 90% of the shares of Vivid.pl SA within 1 month of the date of acquiring 90% of the shares of Vivid.pl SA by Sovereign Capital S.A., and

Exemption number: 82 4639

-The acquisition from Sovereign Capital S.A. of remaining 10% of the shares of Vivid.pl SA if Sovereign Capital S.A. up to 31 December 2006 acquires the above minority stake as the result of realising a put option.
The subject of activities of Vivid.pl SA includes retail sale of books, press, stationery, retail sale of home appliances, consumer electronics, computers and telephones, games and toys, retail mail-order sale, publishing, other information technology related activities.
The decision on purchase of Vivid.pl SA results from the strategy adopted by Telefonia DIALOG S.A. to increase the scope of products offered on the dynamically growing e-commerce market.

Legal basis: § 5 section 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich



Leszek Mierzwa

WICEPREZES ZARZĄDU



Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76)747 81 39
E-mail:			
Date:	26 October 2006	No of sheets:	1

Current report 59/2006

The Management Board of KGHM Polska Miedź S.A. announces that at the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A which was held on 24 October 2006, the State Treasury held a number of shares granting at least 5% of the number of votes at the meeting - number of votes 88 567 521, representing 92.47% of the number of votes participating in the Extraordinary General Shareholders Meeting and 44.28% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 81 39*
E-mail:			
Date:	26 October 2006	*No of sheets:*	*1*

Current report 59/2006

The Management Board of KGHM Polska Miedź S.A. announces that at the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A which was held on 24 October 2006, the State Treasury held a number of shares granting at least 5% of the number of votes at the meeting - number of votes 88 567 521, representing 92.47% of the number of votes participating in the Extraordinary General Shareholders Meeting and 44.28% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journa of Laws from 2005 Nr 184, item 1539)

WICEPREZES ZARZĄDU
Stanisław Kot

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa